Exhibit 99.1

NOTICE OF RECONVENED ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual Meeting of Shareholders (the “Meeting”) of Biovail Corporation (the “Company” or “Biovail”), which was adjourned on June 25, 2008, will be reconvened:

Date:	Friday, the 8th day of August, 2008

Time:	10:00 a.m. (Toronto time)

Place:	InterContinental Toronto Centre Hotel
225 Front Street West
Toronto, ON M5V 2X3

Business of the Meeting:

•                  to receive the audited comparative consolidated financial statements of the Company as at and for the fiscal year ended December 31, 2007 and the auditors’ report thereon, a copy of which was enclosed with the Company’s Management Proxy Circular dated May 9, 2008;

•                  to elect directors for the ensuing year;

•                  to re-appoint Ernst & Young LLP as auditors for the ensuing year and authorize the Board of Directors to fix the auditors’ remuneration; and

to transact such other business as may properly be brought before the Meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Proxy Circulars which were previously mailed to shareholders by Biovail and by Eugene Melnyk and EM Holdings B.V. (the “Dissident Shareholders”).

The record date for the Meeting, April 28, 2008, remains unchanged. Shareholders of record at the close of business on April 28, 2008 will be entitled to vote at the Meeting.

Shareholders are invited to attend the Meeting. If you have not yet submitted your proxy, you can still vote either of the forms of proxy previously provided to you by Biovail or the Dissident Shareholders. Registered shareholders who are unable to attend the Meeting in person are urged to vote using any one of the methods outlined on those proxy forms, including mail, facsimile, telephone or Internet. Non-registered shareholders who receive these materials through their broker or other intermediary should follow the instructions provided by their broker or intermediary. To be effective, your proxy must be received by CIBC Mellon Trust Company not later than 10:00 a.m. (Toronto time) on August 6, 2008, or in the case of any further adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment. The time limit for deposit of proxies may be waived by Biovail’s Board of Directors at its discretion without notice. Completing and sending a new proxy will cancel any other proxy you may have previously submitted, as it is the later dated proxy that will be counted.

If you are a holder of Biovail common shares that you did not hold on the April 28, 2008 record date and you wish to vote such shares, you should contact the vendor who held the shares as at April 28, 2008 in order to seek to make arrangements to permit you to vote such shares at the Meeting.

You may revoke any proxy that you have given. In addition to revocation in any other manner permitted by law, you may revoke the proxy by preparing a written statement, signed by you or your attorney, or if the proxy is given on behalf of a corporation, by an authorized officer or attorney of such corporation, and depositing such written revocation statement at the office of CIBC Mellon at any time up to and including the last business day preceding the day of the Meeting (or any adjournment thereof) at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting (or any adjournment thereof) prior to the proxy being voted.

DATED at Mississauga, Ontario this 17th day of July, 2008.

By Order of the Board of Directors

/s/ Wendy A. Kelley

Wendy A. Kelley
Senior Vice-President, General Counsel and
Corporate Secretary